EXHIBIT 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Earnings:
Income from continuing operations before
income taxes and minority interest	$81,887	$6,205	$115,296	$17,140
Adjustments:
Fixed charges	32,423	11,151	43,372	22,360
Loss from equity investees	469	-	504	37
Amortization of capitalized interest	56	19	102	29
Capitalized interest	(203)	(462)	(604)	(836)
	$114,632	$16,913	$158,670	$38,730

Fixed Charges:
Interest expense	$17,097	$10,030	$27,184	$20,023
Loss on early extinguishment of debt	14,669	-	14,669	-
Portion of rental expense representative of
interest	454	659	915	1,501
Capitalized interest	203	462	604	836
	$32,423	$11,151	$43,372	$22,360

Ratio of earnings to fixed charges	3.54	1.52	3.66	1.73